File No. 82-4555
Section 12g3-2(b) exemption

BLACKROCK

August 9, 2005

Securities and Exchange[redacted]
450 – 5th Street N.W.
Room 3094 (36)
Washington DC
20549

05010621

RECEIVED
SEC MAIL PROCESSING SECTION
AUG 18 2005
WASH., D.C. 192

SUPPL

Dear Sirs:

RE: Section 12g3-2(b) Exemption
File No. 82-4555

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, please find enclosed the following documents related to BlackRock Ventures Inc.:

1) Press Release dated August 9, 2005.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
BLACKROCK VENTURES INC.

Don Cook
Vice –President Finance

PROCESSED
AUG 22 2005
THOMSON
FINANCIAL

llo 8/22

BlackRock Ventures Inc.: 2600, 605 - 5 Avenue SW, Calgary, Alberta T2P 3H5 T: (403) 233-2253 F: (403) 263-0437 Website: blackrock-ven.com

File 82-4555

Section 12g3-2(b) exemption

BLACKROCK

FOR IMMEDIATE RELEASE

BlackRock Announces Record 2nd Quarter Financial Results

CALGARY, ALBERTA, (August 9, 2005) - BlackRock Ventures Inc. (TSX:BVI) announced today its operating and financial results for the three and six months ended June 30, 2005.

Highlights of our second quarter activities include:

- Q2 revenues were $18.2 million, an 87% increase from Q2 2004; cash flow from operations was $11.5 million, a 101% increase from the comparative period in 2004; net earnings increased 111% to $4.0 million.
- Conventional production averaged 8,293 barrels per day in Q2, a 71% increase from last year.
- Activity levels were hampered by wet weather in western Canada that caused 1,600 barrels of oil per day to be shut-in during the quarter.
- Engineering work on the Orion SAGD project is progressing; decision to proceed with commercial project expected by the end of the year.
- Maintained a strong balance sheet with no debt and $120 million in cash and term deposits.

John Festival, President of BlackRock, commenting on second quarter activities indicated that "we achieved record revenues and cash flow during the second quarter of 2005, primarily as a result of increased production and improving heavy oil prices. Our production and activity levels were modest this quarter as a result of extremely wet weather conditions, but we are now poised to have a very active second half of the year, especially with development drilling at Seal, which will allow us to reach our year end production target of 14,000 barrels of oil per day."

HIGHLIGHTS

	Three Months Ended June 30,		Six Months Ended June 30,	
	2005	2004	**2005**	2004
Financial ($000's, except per share amounts)				
Revenue, net (1)	**$ 18,223**	$ 9,765	**$ 31,304**	$ 17,885
Cash flow	**$ 11,514**	$ 5,723	**$ 18,145**	$ 9,354
Per share, basic and diluted	**$ 0.12**	$ 0.07	**$ 0.20**	$ 0.12
Net Earnings	**$ 4,032**	$ 1,909	**$ 4,908**	$ 2,639
Per share, basic and diluted	**$ 0.04**	$ 0.02	**$ 0.05**	$ 0.03
Capital expenditures	**$ 11,435**	$ 3,824	**$ 36,035**	$ 19,198
Working capital	**$ 128,929**	$ 45,332	**$ 128,929**	$ 45,332
Common shares outstanding (000's)	**94,941**	83,753	**94,941**	83,753

Operating								
Production (BOE/day)								
Conventional properties		**8,293**		4,857		**8,301**		4,560
Hilda Lake		**358**		456		**376**		466
		8,651		5,313		**8,677**		5,026
Average prices ($/bbl)								
Conventional properties	**$**	**24.15**	$	23.09	**$**	**20.84**	$	22.05
Hilda Lake	**$**	**19.92**	$	23.10	**$**	**19.13**	$	22.04

(1) The net revenues from the Hilda Lake SAGD pilot are being capitalized and recorded as a reduction in the capital costs of the project until commercial production is achieved.

Operations Review

Seal

Central Block

BlackRock continued work on the expansion of the Central block oil processing facility during the second quarter. The expansion will see battery capacity increase to 23,000 barrels of oil per day from its current capacity of 15,000 barrels per day. The new capacity will be operational by mid-August. This expansion is intended to handle increased production from the development of the Eastern block. Initially production from the Eastern block will be trucked to the Central block for processing, but plans are being made to pipeline Eastern block production to the Central block facilities sometime in 2006. In addition to the battery expansion this fall, we will be installing flow lines from all 76 wells on the Central block to the oil processing facility. This will eliminate infield trucking charges and reduce weather related down-time on the Central block.

Eastern Block

No new drilling activity occurred on this block in the second quarter due to spring break-up; however, we commenced a 30 horizontal well development program in August. This program will be completed late this year.

Peace River Block

BlackRock filed a 72 well development program with the Alberta Energy Utilities Board for the Peace River block. We expect drilling in this area will begin during the second half of 2006. In addition, BlackRock will construct a 13 kilometer road on the Peace River block which will allow us to produce the existing six horizontal wells on a year-round basis. This road should be completed in November 2005. As part of the overall development plan for the Peace River block, we are planning to construct a 10,000 barrel per day processing facility, and a 20 kilometer pipeline extension to tie-in to the Central block facilities.

Northern Block, Cadotte Block

No activities occurred on these blocks in the second quarter and no new activity is planned until next winter's drilling season.

Orion SAGD Project (Hilda Lake Pilot)

At Hilda Lake, BlackRock is continuing with the detailed engineering design for a 20,000 barrel per day SAGD project. This exercise will also provide us with a current capital cost estimate for the first 10,000 barrel per day phase of the project, which will allow us to finalize our economic model for the project. This information will then be presented to the Board of Directors for their consideration, likely during the fourth quarter.

In addition to detailed engineering, we are planning to drill seven stratagraphic test wells on the project area to confirm the location and orientation of the initial set of horizontal wells. During the first half of 2005 we completed and interpreted a 3D seismic program over the pilot project area which allowed us to confirm the size and areal extent of the steam chamber of the pilot, which has been operating for nearly eight years. This information will be helpful in developing operating procedures for steam injection in the commercial project. BlackRock has a 100% ownership of the Orion project which has an estimated 190 million barrels of recoverable oil.

Chipmunk
During the second quarter, BlackRock completed a 40 square kilometer 3D seismic program over a portion of our Chipmunk acreage near our existing three discovery wells. The seismic assisted us in establishing the quantity, shape and size of the Pekisko reef-like structures.

Due to the muskeg conditions and minimal road infrastructure in the area at the present time, we will not be drilling many of these structures until next winter. We are planning to drill six new wells during the remainder of 2005, with plans to increase drilling activity and expand 3D seismic coverage during the first half of 2006.

The existing three wells were shut-in for the majority of the second quarter because of spring break-up conditions. We are currently upgrading the roads to these wells which will allow us to produce the wells throughout the year.

Lloydminster
At Lloydminster, no new drilling activity occurred during the second quarter due to wet weather conditions. BlackRock has a 15-20 well drilling program planned for the area for the second half of 2005. This drilling program will predominantly focus on the Forestbank and Maidstone areas.

Production
Oil production for the three months ended June 30, 2005 averaged 8,651 barrels of oil per day, a 63% increase compared to the same period in 2004. This increase is attributable to continued development of the Central and Eastern blocks at Seal. Second quarter production of 8,651 barrels of oil per day was comparable to first quarter production of 8,703 barrels of oil per day. As has been the case with many producers this spring, BlackRock's production in the second quarter was impacted by severe wet weather conditions. During the second quarter, approximately 1,600 barrels per day of oil were shut-in, including approximately 500 barrels per day at Chipmunk and approximately 900 barrels per day on the Peace River block at Seal. In addition, production from the Central and Eastern block at Seal was shut-in at various times during the quarter. The Chipmunk wells came back on production in August; however, the Peace River block wells will not come back on production until November, when a permanent road is constructed in the area.

Although commencement of our summer drilling program has been delayed, new development drilling at Seal and Lloydminster should allow us to reach our year-end production exit target of 14,000 barrels of oil per day.

Average Daily Production	Three months ended June 30,		Six months ended June 30,	
(BOE/day)	2005	2004	2005	2004
Seal	6,449	2,901	6,139	2,561
Lloydminster	1,806	1,956	2,035	1,999
Chipmunk	38	-	127	-
	8,293	4,857	8,301	4,560
Hilda Lake SAGD pilot	358	456	376	466
	8,651	5,313	8,677	5,026

Management's Discussion and Analysis of Financial Results

Management's discussion and analysis (MD&A), dated as of August 8, 2005, should be read in conjunction with the unaudited interim financial statements for the three and six months ended June 30, 2005, and the audited financial statements and MD&A for the year ended December 31, 2004. MD&A contains the terms cash flow from operations and cash flow per share. These terms are not defined under Canadian Generally Accepted Accounting Principles. Cash flow from operations, as used in this presentation, represents cash flow from operating activities before changes in non-cash working capital. We believe this measure demonstrates the Company's ability to generate cash flow to fund future growth. BlackRock's determination of cash flow from operations may not be comparable to that reported by other companies.

Business Environment

Crude oil prices increased during the second quarter of 2005, with West Texas Intermediate ("WTI") prices averaging US$53.20 per barrel, compared with US$49.84 per barrel in the first quarter of 2005, and US$38.31 per barrel in the second quarter of 2004. Continued strong demand versus limited surplus supply capacity, and on-going potential supply disruptions in unstable areas of the world are contributing to the strong oil prices.

Most of BlackRock's production revenues are derived from the sale of heavy oil, which will receive a lower price than light oil due to increased refining requirements to process each barrel. Heavy oil differentials (the discount to light oil) remained wide during the second quarter compared to historical averages, with the WTI/Bow River differential averaging US$19.75 per barrel compared, with US$18.06 per barrel in the first quarter of 2005 and US$10.82 per barrel in the second quarter of 2004. The increase in the differential reflects increased heavy oil production in Canada, limited refining capacity for heavy oil, as well as the underlying increase in light oil prices. The Bow River heavy oil reference price was 63% of the WTI price, which is considerably lower than the 5 year average, of approximately 72% of light oil prices.

The crude oil that BlackRock produces is a lower gravity crude than the Bow River heavy reference price and, therefore, we receive a lower price than the reference price. This lower realized oil price is generally the result of buying diluent (condensate) which is blended with heavy oil to create a product that meets pipeline specifications. Diluent prices decreased significantly in the second quarter of 2005, with benchmark condensate prices averaging US$4.47 per barrel higher than WTI prices mainly due to decreased demand in summer months. Historically, diluent prices typically trade at a slight premium to WTI prices. Diluent prices have a significant effect on our realized oil price, especially in the Seal area, where we have to add approximately 0.4 barrels of diluent for every barrel of oil produced.

The trend is for oil prices to remain strong. The WTI strip price for the remainder of 2005 and for 2006 is about US$62 per barrel and US$63 per barrel, respectively. Indications are that the Bow River heavy differential is expected to remain wider than historical averages, with the differential remaining in the US$17-19 per barrel range. Condensate premiums are expected to increase later in the year.

	2005	2005	2004	2004	2004	2004	2000-2004
	Q2	Q1	Q4	Q3	Q2	Q1	5 yr avg
WTI crude oil price (US$)	**53.20**	49.84	48.28	43.88	38.31	35.14	30.92
Bow River heavy differential (US$)	**19.75**	18.06	18.77	11.78	10.82	8.63	8.58
Hardisty Bow River heavy price (Cdn$/bbl)	**41.59**	38.97	36.10	41.96	37.40	34.93	32.27
Bow River reference price as a % of WTI	**62.9**	63.8	61.1	73.2	71.8	75.4	72.3
Condensate premiums (US$)	**4.47**	12.76	1.91	(0.89)	3.75	1.63	0.85
Average exchange rate	**0.804**	0.815	0.819	0.765	0.736	0.759	0.688

Results of Operations

Revenues

	2005		2004	Six months ended June 30,	
	Q2	Q1	Q2	**2005**	2004
Revenues, net ($000's)	**18,223**	13,081	9,765	**31,304**	17,885
Average price (C$/bbl)	**24.15**	17.49	23.09	**20.84**	22.05
Sales volumes (BOE/day)	**8,293**	8,309	4,648	**8,301**	4,456

Oil and gas revenues were $18.2 million in the second quarter of 2005, an 87% increase compared to the second quarter of 2004, and a 39% increase compared to the first quarter of 2005. The increase from 2004 reflects a 78% increase in sales volumes combined with a 5% increase in the average wellhead price we received for our oil.

The increase in sales volumes compared to the second quarter of 2004 was due to the continued development of our Seal project in northwestern Alberta. Production from the Seal area now represents over 74% of our total conventional production compared to 56% in 2004.

Sales volumes in the second quarter were comparable to the first quarter this year. Due to the unusually wet weather this spring, approximately 1,600 barrels of daily oil production were shut-in during the quarter. The maintenance work that was undertaken in the Seal battery during the first quarter was completed in April and did not significantly affect production in the second quarter.

The increase in the average wellhead price in the second quarter is primarily a result of higher WTI oil prices and significantly lower condensate premiums. Although the heavy oil differential widened in the second quarter (US$ 19.75 vs. US$18.06) compared to the first quarter, this increase was offset by a US$ 3.36 per barrel increase in the price of light oil.

Revenues for the six months ended June 30, 2005 were $31.3 million, 75% higher than the first six months of 2004. The increase reflects higher sales volumes offset by a slight decrease in prices over the comparable period.

Royalties

	2005		2004	Six months ended June 30,	
	Q2	Q1	Q2	**2005**	2004
Royalty expenses ($000's)	**1,316**	1,036	909	**2,352**	1,887
Royalty $/BOE	**1.74**	1.38	2.15	**1.57**	2.33
Royalty rate	**7%**	8%	9%	**8%**	11%

Royalty expense increased in the second quarter of 2005 from the previous quarter and the comparable period in 2004 due to increased overall revenue. Although revenues were significantly higher in 2005, the average royalty rate was lower due to an increased percentage of sales revenues derived from the Seal area, which has a lower oilsands royalty rate during the project pre-payout period.

The decrease in royalty rates for the six months ended June 30, 2005 also reflects the change in the mix between Lloydminster and the Seal area, which has the lower oilsands royalty rate during the project pre-payout period.

Operating Costs

	2005		2004	Six months ended June 30,	
	Q2	Q1	Q2	**2005**	2004
Operating costs ($000's)	**5,457**	5,212	2,919	**10,669**	5,935
$/BOE	**7.23**	6.97	6.90	**7.10**	7.32
By area ($/BOE):					
Seal	**6.56**	6.06	6.46	**6.33**	6.48
Lloydminster	**9.60**	9.04	7.33	**9.29**	8.26

Operating costs in the second quarter were higher than the same period last year due to increased sales volumes in 2005. On a per barrel basis, operating costs increased to $7.23 per barrel in the second quarter 2005 from $6.90 per barrel in the second quarter of 2004 due to costs associated with the maintenance work on the Seal battery that were incurred during the first half of 2005.

For the six months ended June 30, 2005, operating costs increased from $5.9 million to $10.7 million, but the decrease on a per barrel basis reflects the change in the production mix between Lloydminster and the Seal area and the lower operating costs in the Seal area.

General & Administrative Costs

	2005		2004	Six months ended June 30,	
	Q2	Q1	Q2	**2005**	2004
G&A expense, net ($000's)	**376**	219	223	**595**	589
$/BOE	**0.50**	0.29	0.53	**0.40**	0.73

Total cash general and administrative costs were higher in 2005; however, due to higher overhead recoveries generated from increased activity levels, our overall net cash administrative costs were comparable in 2005 and 2004. General and administrative costs in the second quarter were higher than the first quarter due to lower overhead recoveries as a result of reduced drilling activity levels during spring break-up. Cash administrative costs are expected to increase during the year as we add staff to manage increased production and activity levels.

Stock Based Compensation Expense

	2005		2004	Six months ended June 30,	
	Q2	Q1	Q2	**2005**	2004
Stock based compensation ($000's)	**809**	763	31	**1,572**	44
$/BOE	**1.07**	1.02	0.07	**1.05**	0.05

Stock-based compensation represents the cost associated with expensing the value of stock options granted to employees, directors, and consultants. In the first half of 2005, stock-based compensation increased to $1,572,000 or $1.05 per boe, compared with $44,000 in the second half of 2004. The increase reflects additional stock options granted to employees in 2004. If there are no changes to the number of stock options outstanding, the amount expensed as stock-based compensation will be approximately $3 million per year in 2005 and 2006.

Depletion, Depreciation and Accretion Expense

	2005		2004	Six months ended June 30,	
	Q2	Q1	Q2	**2005**	2004
Total expense ($000's)	**4,638**	4,190	2,813	**8,828**	5,176
$/BOE	**6.15**	5.60	6.65	**5.88**	6.38

The depletion, depreciation and accretion rate for the three and six months ended June 30, 2005 was lower than the prior year periods due to increases in oil reserves additions at relatively low finding and development costs during 2004.

Taxes

	2005		2004	Six months ended June 30,	
	Q2	Q1	Q2	**2005**	2004
Capital tax and Saskatchewan Resource Surcharge ($000's)	**305**	165	222	**470**	455
Future tax provision ($000's)	**2,035**	802	970	**2,837**	1,495
Effective tax rate	**32%**	44%	31%	**35%**	33%

The increased effective tax rate for the three and six months ended June 30, 2005 compared to the comparable periods in 2004 reflects the non-deductibility of stock based compensation for tax purposes.

In its most recent federal budget the Canadian government made no changes to the corporate tax rates. The proposal to reduce corporate income tax rates by approximately 3% over the next five years was not included in the final budget. Therefore, no tax adjustments have been reflected in the financial statements in the second quarter of 2005. In addition, in its most recent budget, the Alberta government did not make any changes to its corporate tax rate and therefore it remains at 11.5%.

The Company had previously indicated that it may pay current income taxes of approximately $5 million in 2005. If heavy oil prices continue at the current price, the Company would not expect to pay cash income taxes in 2005.

Hilda Lake SAGD Project

	2005		2004	Six months ended June 30,	
	Q2	Q1	Q2	**2005**	2004
Production (BOE/day)	**358**	394	456	**376**	466
Average price (C$/bbl)	**19.92**	18.40	23.09	**19.13**	22.04
Net operating revenues ($000's)	**(376)**	(6)	412	**(382)**	792

The revenues and expenses from BlackRock's Hilda Lake SAGD pilot project are being capitalized until the project reaches the commercial production stage. During the second quarter of 2005, the project sold an average of 358 barrels of oil per day, resulting in a net operating loss of $376,000 for the quarter.

Net Earnings and Cash Flow

	2005		2004	Six months ended June 30,	
	Q2	Q1	Q2	**2005**	2004
Net earnings ($000's)	**4,032**	876	1,909	**4,908**	2,639
Per Share	**0.04**	0.01	0.02	**0.05**	0.03
Cash flow from operations ($000's)	**11,514**	6,631	5,723	**18,145**	9,354
Per Share	**0.12**	0.08	0.07	**0.20**	0.12

The increase in net earnings and cash flow from operations in the second quarter compared with the second quarter of 2004 is due principally to the increased sales volumes in 2005. The increase in earnings and cash flow from the first quarter of 2005 reflects the higher wellhead sales price received in the second quarter of 2005.

Netback Summary

	2005		2004	Six months ended June 30,	
($/BOE)	**Q2**	Q1	Q2	**2005**	2004
Revenue	**24.15**	17.49	23.09	**20.84**	22.05
Royalties	**1.74**	1.38	2.15	**1.57**	2.33
Operating costs	**7.23**	6.97	6.90	**7.10**	7.32
Field netback	**15.18**	9.14	14.04	**12.17**	12.40

Liquidity and Capital Resources

As at June 30, 2005, BlackRock had working capital of $128.9 million and no long term debt. In March 2005, 11,000,000 common shares were issued at $11.25 per share, which raised net proceeds of approximately $117 million. These proceeds will be used to fund our exploration and development programs and other corporate activities. At the present time we do not expect our 2005 capital budget to change significantly as a result of the recent financing; however, the additional funds will allow us to plan and have appropriate funding for our future years' programs.

Capital expenditures were $36.0 million in the first half of 2005. The majority of expenditures occurred in the Seal area, where we spent $ 21.7 million. The major capital expenditure activities undertaken during the first half of the year included the drilling of eight (7.5 net) horizontal wells and 13 (9 net) vertical wells. In addition, BlackRock commenced the expansion of the Seal battery to increase capacity to 23,000 barrels of oil per day. The facility expansion is expected to be completed during the third quarter. In the second half of 2005 we expect to drill approximately 50 wells, primarily at Seal and Lloydminister.

BlackRock has no material off-balance sheet arrangements and it did not have any related party transactions during the second quarter of 2005.

During the second quarter of 2005, there were no new accounting standards adopted by the CICA which would have a significant effect on our current operations. Certain of our accounting policies require that we make estimates and assumptions that can affect the value of our assets, liabilities, revenues, and expenses. For a discussion on these estimates please refer to our MD&A for the year ended December 31, 2004 included in our 2004 annual report.

There have been no new developments regarding the $12.5 billion lawsuit filed by Chief Clifford Laboucan and the Whitefish Lake First Nation against the Company, the Province of Alberta, and Mr. John Festival, President of BlackRock. Management of BlackRock believes that the Claim, as it relates to BlackRock and Mr. Festival, has no merit and are seeking dismissal of the Claim.

The following table indicates the common shares and stock options issued and outstanding at June 30, 2005 and December 31, 2004:

	Six months ended June 30, 2005	Year ended December 31, 2004
Common shares outstanding	94,940,606	83,783,106
Weighted average number of shares outstanding during the period	91,205,189	81,117,839
Average trading volume	393,000	303,000
Trading prices		
High	12.34	8.15
Low	6.90	3.98
Close	9.86	7.35
Stock options outstanding	6,195,000	6,182,500

As at August 5, 2005 there were 94,940,606 common shares outstanding.

Financial Summary, by quarter

	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1	2003 Q4	2003 Q3
Revenues, net ($000's)	**18,223**	13,081	13,667	13,375	9,765	8,120	6,882	7,201
Net earnings ($000's)	**4,032**	876	1,923	3,436	1,909	730	874	870
Per share	**0.04**	0.01	0.03	0.04	0.02	0.01	0.01	0.01
Per diluted share	**0.04**	0.01	0.03	0.04	0.02	0.01	0.01	0.01

Outlook

Our capital expenditure budget for 2005 has recently been increased from $85 million to $95 million. In the second half of 2005 our major activities will be focused on development drilling at Seal, improved infrastructure at Seal and engineering design work on the Orion SAGD project. Our existing working capital will fund the second half of the 2005 capital program.

We are targeting for our 2005 year-end oil production to reach 14,000 barrels per day. The majority of this increase will occur in the fourth quarter as our development drilling program at Seal began in August.

Forward-looking Statements

This document contains forward-looking information. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. By their nature, forward-looking statements involve assumptions and known and unknown risks and uncertainties that may cause actual future results to differ materially from those contemplated. These risks include such things as volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and availability of capital. Please refer to the Company's annual report for more detail as to the nature of these risks and uncertainties. Although BlackRock believes that the expectations represented by these forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

For further information, please contact:
John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX: BVI),
visit our website, www.blackrock-ven.com

BLACKROCK VENTURES INC.

Balance Sheets, as at
(unaudited)

(Cdn $ in thousands)		June 30, 2005		December 31, 2004
Assets				
Current assets				
Cash and term deposits	$	119,513	$	30,712
Accounts receivable		17,763		20,681
Inventory		1,360		1,121
Prepaid expenses		206		444
		138,842		52,958
Oil and gas properties (note 2)		146,945		118,607
Other assets		186		192
	$	285,973	$	171,757
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable and accruals	$	9,913	$	23,516
Asset retirement obligation (note 5)		8,583		7,475
Future income taxes		12,230		11,837
		30,726		42,828
Shareholders' equity				
Common shares (note 3)		242,868		123,030
Contributed surplus		2,768		1,196
Retained earnings		9,611		4,703
		255,247		128,929
	$	285,973	$	171,757

Commitments (note 6)

BLACKROCK VENTURES INC.

Statements of Operations and Retained Earnings (deficit)
(unaudited)

(Cdn $ in thousands, except per share amounts)	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
Revenues				
Oil and gas	$ 19,720	$ 10,906	$ 34,283	$ 20,551
Transportation costs	(1,497)	(1,141)	(2,979)	(2,666)
	18,223	9,765	31,304	17,885
Royalties	(1,316)	(909)	(2,352)	(1,887)
	16,907	8,856	28,952	15,998
Operating Expenses				
Production	5,457	2,919	10,669	5,935
General and administrative, net	376	223	595	589
Stock based compensation	809	31	1,572	44
Depletion, depreciation and accretion	4,638	2,813	8,828	5,176
	11,280	5,986	21,664	11,744
	5,627	2,870	7,288	4,254
Other income				
Interest income	745	231	927	335
Earnings before taxes	6,372	3,101	8,215	4,589
Provision for income taxes				
Current taxes	305	222	470	455
Future income taxes	2,035	970	2,837	1,495
	2,340	1,192	3,307	1,950
Net Earnings for the period	4,032	1,909	4,908	2,639
Retained earnings (deficit), beginning of period	5,579	(2,565)	4,703	(3,295)
Retained earnings (deficit), end of period	$ 9,611	$ (656)	$ 9,611	$ (656)
Earnings per share (note 9)				
Basic	$ 0.04	$ 0.02	$ 0.05	$ 0.03
Diluted	$ 0.04	$ 0.02	$ 0.05	$ 0.03

BLACKROCK VENTURES INC.

Statements of Cash Flows
(unaudited)

(Cdn $ in thousands)	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
Cash provided by (used in):				
Operating Activities				
Net Earnings for the period	$ 4,032	$ 1,909	$ 4,908	$ 2,639
Non-cash charges to earnings				
Depletion, depreciation and accretion	4,638	2,813	8,828	5,176
Future income taxes	2,035	970	2,837	1,495
Stock based compensation	809	31	1,572	44
Cash flow from operations	11,514	5,723	18,145	9,354
Net change in non-cash working capital	(706)	995	(5,830)	1,737
	10,808	6,718	12,315	11,091
Investment Activities				
Additions to oil and gas properties	(11,435)	(3,824)	(36,035)	(19,198)
Other assets	2	(37)	(17)	(48)
Net change in non-cash working capital	(4,147)	(4,954)	(4,856)	(2,510)
	(15,580)	(8,815)	(40,908)	(21,756)
Financing Activities				
Net proceeds on issue of common shares	21	40,596	117,394	40,792
Increase (decrease) in cash	(4,751)	38,499	88,801	30,127
Cash and short-term deposits, beginning of period	124,264	6,804	30,712	15,176
Cash and short-term deposits, end of period	$ 119,513	$ 45,303	$ 119,513	$ 45,303
Supplemental disclosure:				
Cash interest received	$ 617	$ 188	$ 785	$ 292
Cash taxes paid (capital tax and large corporation tax)	$ 305	$ 222	$ 470	$ 455

1. Basis of presentation

The accompanying financial statements have been prepared without audit. These interim financial statements have been prepared following the same accounting policies and methods used in the financial statements for the year ended December 31, 2004. These financial statements should be read in conjunction with the audited financial statements included in the Company's 2004 annual report.

Certain figures provided for prior years have been reclassified to conform to the presentation adopted in 2005.

2. Oil and Gas Properties

(Cdn $ in thousands)		June 30, 2005		December 31, 2004
Petroleum and natural gas interests	$	171,537	$	139,874
Accumulated depletion and depreciation		(41,221)		(32,650)
		130,316		107,224
Hilda Lake SAGD project		16,629		11,383
	$	146,945	$	118,607

During the six months ended June 30, 2005, the Company capitalized $605,000 (year ended, 2004 – $782,000) of general and administrative costs related to exploration and development activity.

At June 30, 2005, the depletion and depreciation calculation excluded unproved properties (principally undeveloped land and the Hilda Lake SAGD project) of $23,635,000 (year ended, 2004 - $20,946,000).

The Company's activities include the construction and operation of a pilot plant on its Hilda Lake, Alberta bitumen property using the Steam Assisted Gravity Drainage ("SAGD") technology, following which a determination will be made regarding commercial production. The recoverability of expenditures incurred on the Hilda Lake property is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the property, and upon future profitable production, or alternatively upon the Company's ability to dispose of its interest for net proceeds in excess of the carrying value of its interest.

3. Capital Stock

(a) Authorized:

Unlimited number of common shares, without nominal or par value

Unlimited number of preferred shares, without nominal or par value

(b) Issued:

(Cdn $ in thousands)	Number of Shares		Amount
Common shares			
Balance, December 31, 2004	83,783,106	$	123,030
Issued for cash	11,000,000		123,750
Issue costs, net of tax benefits of $2,444	-		(4,061)
Stock options exercised	157,500		149
Balance, June 30, 2005	94,940,606	$	242,868

(c) Stock Options:

Changes in the number of shares issuable under outstanding options were as follows:

	Number of Shares		Range of Exercise Prices Per Share		Average Exercise Price Per Share
Balance December 31, 2004	6,182,500	$	0.57 – 7.40	$	4.33
Granted	170,000		11.21		11.21
Exercised	(157,500)		0.62 – 2.40		0.94
Balance June 30, 2005	6,195,000	$	0.57 – 11.21	$	4.60

The following table sets forth information about stock options outstanding as at June 30, 2005.

	Options Outstanding				Options Exercisable		
Range of Exercise Price	Number of Options		Weighted Average Price Per Share	Remaining Contractual Life (yrs)	Options Exercisable		Weighted Average Price Per Share
$0.57-$0.99	450,000	$	0.68	3.9	450,000	$	0.68
$1.00-$1.99	190,000		1.36	5.8	156,667		1.24
$2.00-$2.40	2,377,500		2.25	7.0	1,665,002		2.23
$4.95-$7.40	3,007,500		6.89	9.1	37,502		4.95
$7.41-$11.21	170,000		11.21	9.7	-		-
	6,195,000	$	4.60	7.8	2,309,171	$	1.91

4. Bank Credit Facilities

As at June 30, 2005, the Company has a demand revolving credit facility with a Canadian chartered bank with an authorized credit limit of $5 million. Advances under the facility bear interest at the bank's prime lending rate plus ¼ percent per annum. The authorized credit limit is subject to annual review and redetermination. The facility is collateralized by a fixed and floating debenture in the amount of $8 million on the Company's oil and gas properties other than the Hilda Lake property. At June 30, 2005, there were no advances outstanding under this facility.

A letter of credit totaling $868,770 was issued during the quarter to Alberta Environment relating to future site reclamation of the Hilda Lake property.

5. Asset Retirement Obligations

Changes to asset retirement obligations were as follows:

(Cdn $ in thousands)		Six months ended June 30, 2005		Year ended December 30, 2004
Asset retirement obligations, beginning of period	$	7,475	$	6,078
Increase in liabilities		875		1,292
Liabilities eliminated on the sale of property		-		(216)
Change in estimates		-		(59)
Accretion expense		233		380
Asset retirement obligations, end of period	$	8,583	$	7,475

At June 30, 2005, the estimated total undiscounted future amount required to settle the asset retirement obligations was $13.6 million. These obligations will be settled based on the useful lives of the underlying assets, which ranges from one to 20 years. The present value of the asset retirement obligations has been calculated using a credit adjusted risk free rate of 6.25% and an inflation rate of 1.5%.

6. Commitments

The Company has entered into certain commitments related to transportation and processing agreements, capital commitments and leasing of office premises. As at June 30, 2005, the payments due under these commitments are as follows:

(Cdn $ in thousands)		
2005	$	720
2006		1,435
2007		1,435
2008		1,394
2009		880
Thereafter	$	512

7. Legal proceedings

In 2003, after a seven-month consultative process with the Whitefish Lake First Nation ("WLFN") and other stakeholders, the Company obtained a permit from the Alberta Energy and Utilities Board ("AEUB") allowing the Company to construct a heavy oil pipeline in the Seal Lake area. The AEUB did not grant the WLFN intervenor status to oppose the permit application on the basis that the WLFN had not established the potential for direct and adverse impact on legally recognized rights. The WLFN applied for leave to appeal the denial of standing. In addition, the WLFN applied for an injunction to stop construction of the pipeline pending its appeal. In February 2004, the Court of Appeal of Alberta denied the WLFN's request for an injunction but granted the WLFN leave to appeal on the issue of whether the AEUB had applied the appropriate standard in reaching its decision to deny the WLFN status to oppose the application. The WLFN has not pursued an appeal of this decision.

If the Court of Appeal of Alberta determines that the AEUB did not apply the correct standard in reaching its decision to deny the WLFN standing, then the matter will likely be referred back to the AEUB with a direction to reconsider whether the WLFN should be granted intervenor status. If the WLFN is then granted intervenor status, the AEUB could reconsider the granting of the pipeline permit during which

process the WLFN, the Company and other affected parties would have the right to be heard. After such reconsideration, the AEUB could, among other things, grant the permit again with the same conditions as the original permit, grant the permit with additional conditions or deny the permit altogether. In the event that the AEUB denies the permit, the Company could not continue to operate the pipeline, although the Company would have the right to re-apply to the AEUB for another permit.

On March 22, 2004, Chief Clifford Laboucan and the WLFN (together, the "Plaintiffs") filed a Statement of Claim (the "Claim") in the Court of Queen's Bench of Alberta (the "Court"), naming the Province of Alberta, the Company and Mr. John Festival, President of the Company, as defendants.

In the Claim, the Plaintiffs have advanced a significant aboriginal land claim alleging entitlement to over 300,000 acres of land in Alberta, including leases and mineral rights. The Plaintiffs allege that when the WLFN selected its reserve lands, it was not advised by the Federal Government of the possible existence of minerals on certain lands and as such the WLFN is now entitled to select, and the Province of Alberta has the obligation to provide, lands containing mineral reserves. Accordingly, the Plaintiffs claim ownership of all of the Company's developments, licences, tenures, permits, leases, mineral rights and titles in the Seal Lake area. In addition, the Plaintiffs allege that the Province of Alberta and the Company did not properly consult with the WLFN prior to the AEUB authorizing the construction of the Company's pipeline and breached various fiduciary, trust, legal and equitable obligations to the WLFN, and that the Federal Government and others have acted fraudulently. The Plaintiffs are also seeking general, punitive and aggravated damages against the Province of Alberta, the Company and Mr. Festival totaling $12.5 billion.

Management of the Company believes that the Claim, as it relates to the Company and Mr. Festival, has no merit and has filed a Statement of Defense and intends to seek dismissal of the Claim. However, the Company cannot predict the outcome of these proceedings or whether these proceedings will lead to monetary damages, which could have a material adverse effect on the Company's financial position.

8. Financial instruments

Periodically, the Company will enter into contracts that reduce its exposure to fluctuations in the price of crude oil by locking in a fixed price for a portion of its crude oil production. As of June 30, 2005, none of the Company's future production was hedged.

9. Earnings Per Share

	Three months ended June 30,		Six months ended June 30,	
	2005	2004	2005	2004
Net earnings (Cdn $ in thousands)	$ 4,032	$ 1,909	$ 4,908	$ 2,639
Weighted average number of shares outstanding	94,920,606	83,381,239	91,205,189	78,475,172
Number of shares added to the weighted average number of shares outstanding to account for the dilutive effect of stock options granted	2,383,686	1,081,065	2,429,564	570,329
Basic earnings per share	$ 0.04	$ 0.02	$ 0.05	$ 0.03
Diluted earnings per share	$ 0.04	$ 0.02	$ 0.05	$ 0.03